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                                September 14, 2023

       Yanru Zhou
       Chief Financial Officer
       SUIC Worldwide Holdings Ltd.
       136-20 38th Ave. Unit 3G
       Flushing , NY 11354

                                                        Re: SUIC Worldwide
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed June 30, 2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed July 3, 2023
                                                            File No. 000-53737

       Dear Yanru Zhou:

              We have reviewed your September 12, 2023 response to our comment letter and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 7, 2012 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page F-1

   1. We see from your response to our prior comment 1 that you changed the date of the auditor's report.
Please file the report as prepared by your auditor. It is not appropriate for you to revise their
report. The date of the report needs to coincide with the work performed by them and
should be dated by the auditor. Please discuss with your auditor and file the report
issued by them. Please also ask your auditor to tell us if they updated their audit procedures
at any point after the date of their report.

                                                        You may contact Julie
Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
 Yanru Zhou
SUIC Worldwide Holdings Ltd.
September 14, 2023
Page 2

Chief, at (202) 551-3676 with any questions.



                                               Sincerely,
FirstName LastNameYanru Zhou
                                               Division of Corporation Finance
Comapany NameSUIC Worldwide Holdings Ltd.
                                               Office of Industrial
Applications and
September 14, 2023 Page 2                      Services
FirstName LastName